SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that, today, the Board of Directors elected the following members of the Executive Board:

Mr. Pedro Carlos Hosken Vieira, the former CFO of the Eletrobras distribution companies.  Mr Hosken will be Distribution Director and CEO of the Eletrobras Distribution Companies as of April 05, 2010.  He will take over from Mr. Flavio Decat de Moura.
Mr. Armando Casado de Araujo, will be the CFO and Investor Relations Officer, as of April 01, 2010, taking over from Mr. Astrogildo Fraguglia Quental.

Mr. Armando Casado de Araujo graduated in Business Administration from the Faculdade de Ciências Exatas, Administrativa e Sociais de Brasilia and undertaken various courses specialised in Finance.  He has worked in the Brazilian electricity sector for more than 30 years.  Mr. Casado has been an employee of Eletronorte since 1977, where he worked as Budget Superintendent, Financial Superintendent and Adviser to the CFO.  He was appointed by Eletronorte to be President of the Companhia Integração Transmissão de Energia S.A.  Mr. Casado has been with Eletrobras since June 2008 as Advisor and Deputy CFO.

Brasília, March 31, 2010.

Astrogildo Fraguglia Quental
CFO and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.